Exhibit 99.1

● Karooooo Subscribers Increased 17% Y/Y to 2.22 Million

● Cartrack Net Quarterly Subscriber Additions Increased 15% Y/Y to 86,617

● Karooooo Quarterly Adjusted Earnings Per Share increased 21% Y/Y to a Record ZAR7.67

● Reaffirmed FY25 Outlook for Subscribers, Cartrack Subscription Revenue and Adjusted EPS

SINGAPORE (January 14, 2025) - Karooooo Limited (“Karooooo”) reported strong results and a positive outlook in the third quarter (“Q3 2025”) ended November 30, 2024. Karooooo owns 100% of Cartrack and 74.8% of Karooooo Logistics, (collectively, “the group”).

“We delivered another robust quarter of customer acquisition while we continue to expand our distribution capabilities.” said Zak Calisto, Group CEO of Karooooo. “Importantly, we have now settled in our newly built central office in South Africa, and now look forward to strong organic growth in this region. Our investment in Europe over the last few quarters is starting to yield exciting results. Southeast Asia’s subscription revenue grew by 26% on a constant currency basis and remains our biggest medium to long-term opportunity. Key to our success is our culture, product innovation and financial discipline as evidenced by our strong unit economics, cash generation, and clean balance sheet.”

Third Quarter 2025 Financial Overview (Unaudited)

Highlights

(Comparisons are relative to Q3 2024, unless otherwise stated.)

SCALE

●	Cartrack subscribers increased 17% to 2,223,227 at November 30, 2024 (Q3 2024: 1,908,192)

●	Net Cartrack subscriber additions increased 15% to 86,617 (Q3 2024: 75,484)

GROWTH

●	Karooooo’s subscription revenue increased 14% to ZAR1,032 million (Q3 2024: ZAR904 million)

●	Cartrack’s subscription revenue increased 14% to ZAR1,029 million (Q3 2024: ZAR900 million)

●	Karooooo Logistics’s B2B delivery-as-a-service (“DaaS”) revenue increased 20% to ZAR109 million (Q3 2024 : ZAR91 million)

Presented in the U.S. Dollar Equivalent1

●	Karooooo’s subscription revenue increased 19% to USD57 million.

●	Cartrack’s subscription revenue increased 19% to USD57 million.

●	Karooooo Logistics’s DaaS revenue increased 26% to USD6 million.

[1]	For convenience purposes only, amounts in South African rand as at November 30, 2024 have been translated to U.S. dollars using an exchange rate of ZAR 18.0405 to U.S.$1.00 (November 30, 2023: ZAR 18.8689), as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Third Quarter 2025 Financial Overview

Supplemental Financial Information and Business Metrics

	Three Months Ended November 30,
	Cartrack				Carzuka			Karooooo Logistics			Karooooo Consolidated
Figures in Rand Thousands	2024	2023	Y-o-Y %	2024	2023	Y-o-Y %	2024	2023	Y-o-Y %	2024	2023	Y-o-Y %
Subscription revenue	1,028,734	900,484	14%	-	-	-	3,208	3,431	(6)%	1,031,942	903,915	14%
Other revenue[1]	21,903	18,611	18%	-	-	-	-	-	-	21,903	18,611	18%
Vehicle sales[2]	-	-	-	-	70,463	(100)%	-	-	-	-	70,463	(100)%
Delivery service	-	-	-	-	-	-	105,545	87,154	21%	105,545	87,154	21%
Revenue	1,050,637	919,095	14%	-	70,463	(100)%	108,753	90,585	20%	1,159,390	1,080,143	7%
Cost of Sales	(276,925)	(246,867)	12%	-	(81,850)	(100)%	(74,434)	(64,115)	16%	(351,359)	(392,832)	(11)%
Gross Profit	773,712	672,228	15%	-	(11,387)	(100)%	34,319	26,470	30%	808,031	687,311	18%
Gross Profit Margin	74%	73%		-	(16)%		32%	29%		70%	64%
Operating Profit/(loss)	316,083	295,477	7%	-	(28,092)	(100)%	9,092	7,321	24%	325,175	274,706	18%
Operating Profit Margin	30%	32%		-	(40)%		8%	8%		28%	25%
Adjusted EBITDA (a non-IFRS measure)	491,264	446,991	10%	-	(26,987)	(100)%	9,984	7,870	27%	501,248	427,874	17%
Adjusted EBITDA Margin (a non-IFRS measure)	47%	49%		-	(38)%		9%	9%		43%	40%

1.	Other revenue is non-subscription-based revenue and relates predominantly to the sale of telematics devices to large enterprise customers opting for non-bundled contracts. Cartrack remains focused on bundled sales.

2.	Effective from Q1 2025, Carzuka has been fully integrated to support Cartrack operations, with the final on-hand vehicle sold off in Q1 2025.

Total Revenue and Subscription Revenue

Excluding Carzuka, Karooooo’s revenue increased 15% to ZAR1,159 million (Q3 2024: 1,010 million), and subscription revenue increased 14% to ZAR1,032 million in Q3 2025 (Q3 2024: ZAR904 million).

Cartrack increased total revenue 14% to ZAR1,051 million (Q3 2024: ZAR919 million). This growth is primarily driven by its subscription-based business model, as Cartrack also experienced a 14% increase in subscription revenue to ZAR1,029 million in Q3 2025 (Q3 2024: ZAR900 million). Subscription revenue currently represents 98% of total revenue. Additionally, Cartrack achieved net subscriber additions of 86,617 during the quarter (Q3 2024: 75,484), reinforcing its proven ability to scale and maintain consistent growth.

Karooooo Logistics demonstrated continued strong revenue growth with a 20% increase to ZAR109 million (Q3 2024: ZAR91 million). Karooooo Logistics focuses on delivery-as-a-service (“DaaS”) for our large enterprise customers wishing to scale and digitalise their e-commerce operations through a capital light model by connecting them to an elastic fleet of third-party delivery drivers.

Operating Expenses

	Three Months Ended November 30,
Figures in Rand Thousands	2024	2023	Y-o-Y %
Karooooo’s Operating Expenses	486,264	414,142	17%
- Cartrack	461,054	378,288	22%
- Carzuka	-	16,705	(100)%
- Karooooo Logistics	25,210	19,149	32%

Karooooo’s operating expenses increased 17% to ZAR486 million (Q3 2024: ZAR414 million).

Of the total, ZAR461 million was attributable to Cartrack (Q3 2024: ZAR378 million). This comprised investment in territorial expansion and growth. We continued to invest prudently in scaling Karooooo Logistics, equating to ZAR25 million (Q3 2024: ZAR19 million) of total operating expenses.

Cartrack’s sales and marketing operating expenses increased 32% to ZAR156 million (Q3 2024: ZAR118 million). This strategic investment in customer acquisition positions us well for continued growth. Our customer lifetime value (LTV) to customer acquisition costs (CAC) ratio continues to exceed 9 times.

Cartrack’s general and administration operating expenses increased 25% to ZAR228 million (Q3 2024: ZAR182 million). This planned increase reflects management’s commitment to building strong infrastructure that supports our growth plans. While demonstrating our ability to contain costs, we plan to prudently increase these costs to support our planned customer acquisition strategy.

Cartrack’s R&D operating expenses increased 9% to ZAR54 million (Q3 2024: ZAR50 million). We remain focused on driving substantial benefit from our R&D capital allocation.

Cartrack prudently provided for expected credit losses of ZAR22 million (Q3 2024: ZAR28 million). We believe improved economic sentiment in South Africa contributed to the year-on-year recovery.

Cartrack’s expenses as a proportion of subscription revenue aligns with Karooooo’s long-term financial goals, and reflects our investment in growth.

●	Cartrack’s sales and marketing expenses as a percentage of Cartrack’s subscription revenue increased to 15% (Q3 2024: 13%)

●	Cartrack’s general and administration expenses as a percentage of Cartrack’s subscription revenue increased to 22% (Q3 2024: 20%)

●	Cartrack’s R&D expenses as a percentage of Cartrack’s subscription revenue decreased to 5% (Q3 2024: 6%)

Operating Profit and Earnings Per Share

Karooooo’s operating profit increased 18% to ZAR325 million (Q3 2024: ZAR275 million) and earnings per share 21% to ZAR7.68 (Q3 2024: ZAR6.34).

Cartrack reported a growth of 7% in operating profit to ZAR316 million (Q3 2024: ZAR295 million). The gross profit margin improved to 74% (Q3 2024: 73%) while maintaining a healthy operating profit margin of 30% (Q3 2024: 32%).

Karooooo Logistics’s operating profit increased 24% to ZAR9 million (Q3 2024: ZAR7 million) as it continues to scale. The gross profit margin was 32% (Q3 2024: 29%) with a healthy operating profit margin of 8% (Q3 2024: 8%).

Adjusted EBITDA

Karooooo’s Adjusted EBITDA (a non-IFRS measure) increased 17% to ZAR501 million (Q3 2024: ZAR428 million).

Cartrack’s Adjusted EBITDA (a non-IFRS measure) increased 10% to ZAR491 million (Q3 2024: ZAR447 million).

Karooooo Logistics’s Adjusted EBITDA (a non-IFRS measure) increased 27% to ZAR10 million (Q3 2024: ZAR8 million).

See “Reconciliation of Profit for the Period to Adjusted EBITDA (a non-IFRS measure)” below for a reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure.

Nine Months Ended November 30, 2024 Financial Overview (Unaudited)

Highlights

(Comparisons are relative to the nine months ended November 30, 2023 (“YTD Q3 2024”), unless otherwise stated.)

SCALE

●	2,223,227 Cartrack subscribers at November 30, 2024 increased 17% (YTD Q3 2024: 1,908,192)

●	Net Cartrack subscriber additions of 251,695 increased 32% (YTD Q3 2024: 191,115)

GROWTH

●	Karooooo’s subscription revenue increased 15% to ZAR2,982 million (YTD Q3 2024: ZAR2,601 million)

●	Cartrack’s subscription revenue increased 15% to ZAR2,972 million (YTD Q3 2024: ZAR2,592 million)

●	Karooooo Logistics’s DaaS revenue increased 38% to ZAR310 million (YTD Q3 2024: ZAR224 million)

Presented in the U.S. Dollar Equivalent1

●	Karooooo’s subscription revenue increased 20% to USD165 million.

●	Cartrack’s subscription revenue increased 20% to USD165 million.

●	Karooooo Logistics’s DaaS revenue increased 45% to USD17 million.

[1]	For convenience purposes only, amounts in South African rand as at November 30, 2024 have been translated to U.S. dollars using an exchange rate of ZAR 18.0405 to U.S.$1.00 (November 30, 2023: ZAR 18.8698), as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Nine Months Ended November 30, 2024 Financial Overview

Supplemental Financial Information and Business Metrics

	Nine Months Ended November 30,
	Cartrack			Carzuka			Karooooo Logistics			Karooooo Consolidated
Figures in Rand Thousands	2024	2023	Y-o-Y %	2024	2023	Y-o-Y %	2024	2023	Y-o-Y %	2024	2023	Y-o-Y %
Subscription revenue	2,971,790	2,592,371	15%	-	-	-	9,905	8,272	20%	2,981,695	2,600,643	15%
Other revenue[1]	63,631	63,751	-	-	-	-	-	-		63,631	63,751	0%
Vehicle sales	2,099	-	-	-	236,699	(100)%	-	-		2,099	236,699	(99)%
Delivery service	-	-	-	-	-	-	300,511	216,050	39%	300,511	216,050	39%
Revenue	3,037,520	2,656,122	14%	-	236,699	(100)%	310,416	224,322	38%	3,347,936	3,117,143	7%
Cost of Sales	(803,506)	(753,021)	7%	-	(234,470)	(100)%	(210,322)	(155,265)	35%	(1,013,828)	(1,142,756)	(11)%
Gross Profit	2,234,014	1,903,101	17%	-	2,229	(100)%	100,094	69,057	45%	2,334,108	1,974,387	18%
Gross Profit Margin	74%	72%			1%		32%	31%		70%	63%
Operating Profit/(loss)	896,331	779,833	15%	-	(53,044)	(100)%	30,789	19,477	58%	927,120	746,266	24%
Operating Profit Margin	30%	29%			(22)%		10%	9%		28%	24%
Adjusted EBITDA (a non-IFRS measure)	1,397,109	1,256,033	11%	-	(49,737)	(100)%	33,379	20,966	59%	1,430,488	1,227,262	17%
Adjusted EBITDA Margin (a non-IFRS measure)	46%	47%			(21)%		11%	9%		43%	39%

1.	Other revenue is non-subscription-based revenue and relates predominantly to the sale of telematics devices to a large enterprise customer opting for a non-bundled contract. Cartrack remains focused on bundled sales.

Total Revenue and Subscription Revenue

Excluding Carzuka, Karooooo’s revenue increased 16% to ZAR3,346 million (YTD Q3 2024: ZAR2,880 million), and subscription revenue increased 15% to ZAR2,982 million in YTD Q3 2025 (YTD Q3 2024: ZAR2,601 million).

Cartrack’s revenue increased 14% to ZAR3,038 million (YTD Q3 2024: ZAR2,656 million), and subscription revenue increased 15% to a record of ZAR2,972 million in YTD Q3 2025 (YTD Q3 2024: ZAR2,592 million). Subscription revenue equated to 98% of total revenue (YTD Q3 2024: 98%). Cartrack continues to build on its strong track record of growing at scale.

As planned, Karooooo Logistics continued to scale and bolster Karooooo’s revenue growth.

Karooooo Logistics’s revenue increased 38% to a record of ZAR310 million in YTD Q3 2025 (YTD Q3 2024: ZAR224 million).

Operating Expenses

	Nine Months Ended November 30,
Figures in Rand Thousands	2024	2023	Y-o-Y %
Karooooo’s Operating Expenses	1,416,362	1,236,925	15%
- Cartrack	1,347,073	1,132,058	19%
- Carzuka	-	55,273	(100)%
- Karooooo Logistics	69,289	49,594	40%

Karooooo’s operating expenses increased 15% to ZAR1,416 million in YTD Q3 2025 (YTD Q3 2024: ZAR1,237 million).

The majority, ZAR1,347 million, was attributable to Cartrack (YTD Q3 2024: ZAR1,132 million), comprising prudent investment in infrastructure and headcount for territorial expansion. We continued to invest in brand building and infrastructure for Karooooo Logistics amounting to ZAR69 million of the group’s total operating expenses (YTD Q3 2024: ZAR50 million).

Cartrack’s sales and marketing expenses increased 29% to ZAR453 million in YTD Q3 2025 (YTD Q3 2024: ZAR352 million). We expect to see future benefit in customer acquisition from this investment in growth.

Cartrack’s general and administration operating expenses increased 19% to ZAR651 million (YTD Q3 2024: ZAR548 million). This reflects our investment in infrastructure to meet our growth plans.

Cartrack’s R&D operating expenses increased 9% to ZAR161 million (YTD Q3 2024: ZAR148 million). Our planned investment in improving, enriching and expanding our Operations Cloud and internal management systems is focused on enhancing our value proposition to our customers.

Cartrack provided for expected credit losses of ZAR83 million (YTD Q3 2024: ZAR85 million), with expected credit losses for the period at 2.7% of revenue (YTD Q3 2024: 3.2%).

Operating Profit and Earnings per share

Karooooo’s operating profit increased 24% to a record of ZAR927 million (YTD Q3 2024: ZAR746 million) and earnings per share increased 27% to ZAR21.70 (YTD Q3 2024: ZAR17.04).

After adjusting Karooooo’s earnings per share to exclude the costs of a contemplated secondary public offering in July 2024, Adjusted EPS (a non-IFRS measure) increased 30% to ZAR22.19 (YTD Q3 2024: ZAR17.04).

Cartrack’s operating profit increased 15% to a record of ZAR896 million (YTD Q3 2024: ZAR780 million).

Karooooo Logistics’s operating profit increased 58% to a record of ZAR31 million (YTD Q3 2024: ZAR19 million).

Adjusted EBITDA and Adjusted EBITDA margin

Karooooo’s Adjusted EBITDA (a non-IFRS measure) increased 17% to ZAR1,430 million (YTD Q3 2024: ZAR1,227 million).

Cartrack’s Adjusted EBITDA (a non-IFRS measure) increased 11% to ZAR1,397 million (YTD Q3 2024: ZAR1,256 million).

Karooooo Logistics’s Adjusted EBITDA (a non-IFRS measure) increased 59% to ZAR33 million (YTD Q3 2024: ZAR21 million).

See “Reconciliation of Profit for the Period to Adjusted EBITDA (a non-IFRS measure)” below for a reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure.

Outlook

We believe Karooooo is strongly positioned for growth. We operate in a growing and largely underpenetrated market, with strong demand from customers needing to be competitive and digitalise their operations.

Our proven, robust and consistently profitable business model, underpinned by a strong balance sheet and healthy cash position, gives us multiple levers for expansion. We expect our continuous investment in our AI products, platform and customer experience to generate robust results in the future.

We remain confident that our track record of success, specifically our ability to generate healthy cash flows, is sustainable.

Our mission is to be a leading Operations Cloud service provider.

Actual results may differ materially from Karooooo’s outlook due to various factors, including those described under “Forward-Looking Statements” below and described under “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

With Cartrack’s revenue making up the majority of group revenue, the guidance below relates primarily to Cartrack.

Given our results, we reaffirm our previously stated guidance for FY 2025 as detailed below:

●	Cartrack’s number of subscribers expected to be between 2,300,000 and 2,400,000

●	Cartrack’s subscription revenue expected to be between ZAR3,950 million and ZAR4,150 million

●	Cartrack’s operating profit margin expected to be between 27% and 31%

●	Karooooo’s Adjusted Earnings Per Share expected to be between ZAR27.50 and ZAR31.00

Balance Sheet, Liquidity and Cash Flow

Our strategic approach to capital allocation supports Karooooo’s strong growth at scale, profitability and high cash-generation. Given our healthy capital structure and strong cash generation, we believe that we have ample runway to accelerate our customer acquisition strategy while maintaining robust earnings.

At November 30, 2024, Karooooo’s property, plant and equipment had increased by ZAR325 million to ZAR2,358 million (February 29, 2024: ZAR2,033 million). This was primarily due to an increase of ZAR208 million in in-vehicle capitalized telematic devices, an increase of ZAR48 million in telematic devices available for future sales and an investment of ZAR55 million in building the South African central office. We have now occupied the South African central office and do not expect significant capital allocation to the building going forward.

Karooooo’s property, plant and equipment of uninstalled telematic devices for future sales was ZAR394 million (February 29, 2024: ZAR346 million).

In line with business growth and currency fluctuations, trade and other payables increased to ZAR575 million (February 29, 2024: ZAR446 million). Trade and other receivables and prepayments decreased to ZAR582 million (February 29, 2024: ZAR985 million). At February 29, 2024, fixed deposits placed with banks amounting to ZAR486 million, which matured in June and July 2024, were included in other receivables.

Debtor’s collection days remain within our historical norms at 27 days (February 29, 2024: 29 days).

In line with the group’s cash management policy, overseen by our capital allocation committee, Karooooo’s excess cash reserves are held in US Dollars.

Cash and Cash Equivalents

After allocating ZAR55 million to the now completed South African central office and paying a dividend of USD33.4 million in this financial year, Karooooo reported a net cash and cash equivalents balance of ZAR856 million at November 30, 2024 (February 29, 2024: ZAR436 million). At February 29, 2024, the net cash and cash equivalents balance did not include bank fixed deposits maturing after 3 months amounting to ZAR486 million.

At November 30, 2024, the group had overdraft facilities for growth initiatives and other general corporate purposes of ZAR300 million with Capitec Bank Limited.

Free Cash Flow (a non-IFRS measure)

Karooooo generated cash from operating activities of ZAR442 million for the quarter ended November 30, 2024 (November 30, 2023 ZAR443 million). The group generated Free Cash Flow (a non-IFRS measure) of ZAR188 million for the quarter ended November 30, 2024 (November 30, 2023: ZAR162 million).

Share Capital and Reserves

At November 30, 2024, Karooooo had 30,893,300 ordinary shares issued and outstanding, and paid-up share capital of USD505,956,659 plus SGD1,000.

The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020, in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital. Consequently, Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion in paid-up capital, resulting in the common control reserve.

The ZAR3.6 billion other reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE, totaling ZAR4.0 billion. This was offset by the ZAR0.4 billion previously reported in the non-controlling interest. The ZAR0.4 billion relates to the net asset value of 95,350,657 Cartrack minority shares acquired by Karooooo.

ZAR12 million of capital reserve on the balance sheet relates to the cancellation of Karooooo’s treasury shares and ZAR11.4 million of capital reserve relates to the repurchase and cancellation of 279 ordinary shares of Karooooo Logistics, which represent 6.29% of Karooooo Logistics’s issued ordinary shares.

Geographical Overview for Cartrack

South Africa

Cartrack’s number of subscribers in this region increased 16% to 1,675,473 at November 30, 2024 (November 30, 2023: 1,446,754), with subscription revenue growth of 14%.

We believe that the economic environment in South Africa is improving and we are confident that our move to our newly built central office in September 2024 positions us to support strong organic growth, allowing us to expand our customer base and increase subscription sales to existing customers in the region.

We believe that we are the largest and fastest growing enterprise mobility SaaS provider on the African continent.

Asia Pacific, Middle East and United States

Cartrack’s number of subscribers in this region increased 20% to 264,342 at November 30, 2024 (November 30, 2023: 220,700). This translates to 21% growth in subscription revenue (or 26% on a constant currency basis, a non-IFRS measure).

As the second largest contributor to group revenue, Southeast Asia continues to present the most compelling growth opportunity for the group in the medium to long term. In September 2024, we started a strong, yet prudent drive to increase Sales and Marketing in Southeast Asia and believe that we will see the results in the next financial year.

Europe

Cartrack’s number of subscribers in this region increased 19% to 191,781 at November 30, 2024 (November 30, 2023: 161,635). This translates to 14% growth in subscription revenue (or 18% on a constant currency basis, a non-IFRS measure).

Karooooo is building a leading mobility and connected-vehicle platform to give our customers easier access to valuable insights. Demonstrating Karooooo’s standing as a platform of choice, leading OEMs have partnered with us to give their customers access to our platform, seamlessly integrating their connected vehicle data. We are poised to leverage our extensive offerings to further develop the connected-vehicle ecosystem, and expect these partnerships to contribute to our results in the medium term. In addition, we are experiencing encouraging demand for our proprietary compliance technology in the region as customers seek to simplify compliance with changing legislation.

Africa (excluding South Africa)

Cartrack’s number of subscribers in this region increased 16% to 91,631 at November 30, 2024 (November 30, 2023: 79,103). While the number of subscribers increased, subscription revenue remained stagnant due to the temporary suspension of subscription billing to our existing customers in Mozambique due to political riots and mass demonstrations.

Since the October 2024 elections, Mozambique has grappled with political and economic uncertainty. The ongoing instability has disrupted our customers’ normal operations, prompting the temporary suspension of billing in order to support our customers during this crisis. Billing is expected to resume once the political riots have ended. Additionally, the depreciation of the Mozambican Metical against the South African Rand has further intensified the decline in reported revenue.

Despite the challenges, our investment in Mozambique has demonstrated remarkable resilience. It has proven to be an attractive financial and strategic investment and has consistently delivered a high dividend yield for over a decade (dividends to date equate to 148% of our full investment). We will continue to closely monitor the situation and should the macroeconomic factors remain unchanged at year-end, we plan to prudently provide for an impairment of goodwill in Q4 2025.

The region, including Mozambique, is of strategic importance in supporting Karooooo’s South African customers with cross border operations.

Event subsequent to the end of the Third Quarter 2025

In Q4 2025, the Board approved a resolution for Karooooo Logistics (Pty) Ltd to repurchase a number of its ordinary shares at a purchase price of ZAR52.3 million. The repurchased shares will subsequently be cancelled. This is in compliance with the Companies Act in South Africa.

As a result, the Group’s effective shareholding in Karooooo Logistics (Pty) Ltd will increase from 74.8% to 88.2% upon completion of the repurchase and cancellation.

Dividend Policy

The Board recognizes the importance of investment in achieving growth at scale, and endeavors to avoid swings in dividend profile.

However, the payment and timing of dividends in cash or other distributions (such as a return of capital to shareholders through share buy-backs, for example) are determined by the Board after considering factors that include: earnings and free cash flow; current and anticipated capital requirements; economic conditions; contractual, legal, tax and regulatory restrictions (including covenants contained in any financing agreements); the ability of group subsidiaries to distribute funds to Karooooo; and such other factors the Board may deem relevant.

Karooooo aims to reinvest retained earnings to the extent that it aligns with the group’s required return on incrementally reinvested capital, return on equity, and short- to medium-term growth strategy.

Subject to Karooooo’s constitution and in accordance with the Singapore Companies Act, the Board may, without the approval of shareholders, declare and pay interim dividends. Any final dividends must be approved by an ordinary resolution at a general meeting of shareholders.

The Board may review and amend the dividend policy from time to time.

Corruption, Bribery and Whistleblowing

The Karooooo Anti-Bribery and Corruption policy, Code of Ethics, Whistleblowing policy and employment contracts contain clear guidelines with regard to bribery, corruption, client confidentiality and acceptable behavior towards fellow employees, customers, contractors and suppliers. Annual awareness and practical training are provided to all employees, reinforced by individual affirmations on an annual basis. These measures ensure awareness and understanding of our business principles and the consequences of non-compliance. Our policies also apply to third-party providers.

We provide a contact email and hotline for whistleblowing and reporters are assured of confidentiality.

Webinar Information

Karooooo management will host a Zoom webinar on Wednesday, January 15, 2025 at 08:00 a.m. Eastern Time (03:00 p.m. South African time; 09:00 p.m. Singaporean time).

Investors are invited to join the Zoom at: https://us02web.zoom.us/j/87606283475

Webinar ID: 876 0628 3475

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

IFRS Accounting

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary consolidated financial information presented has been derived from the consolidated financial statements of Karooooo.

About Karooooo

Karooooo is the provider of a leading operational IoT SaaS cloud that maximizes the value of operations and workflow data by providing insightful real-time data analytics to thousands of enterprise customers by digitally transforming their operations. The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations. Cartrack assists customers to sustainably improve workflows, manage field workers, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk.

Currently, there are over 2,250,000 connected vehicles and equipment on the Cartrack cloud platform.

For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2024	2023	2024	2023
	(Rand Thousands)
Revenue	1,159,390	1,080,143	3,347,936	3,117,143
Cost of sales	(351,359)	(392,832)	(1,013,828)	(1,142,756)
Gross profit	808,031	687,311	2,334,108	1,974,387
Other income	3,408	1,537	9,374	8,804
Operating expenses	(486,264)	(414,142)	(1,416,362)	(1,236,925)
Sales and marketing	(156,981)	(124,978)	(454,127)	(377,573)
General and administration	(249,508)	(207,753)	(710,420)	(614,775)
Research and development	(57,447)	(53,657)	(169,165)	(159,343)
Expected credit losses on financial assets	(22,328)	(27,754)	(82,650)	(85,234)
Operating profit	325,175	274,706	927,120	746,266
Offering costs	407	-	(15,063)	-
Finance income	8,824	8,203	33,745	28,368
Finance costs	(16,784)	(4,250)	(34,244)	(9,406)
Profit before taxation	317,622	278,659	911,558	765,228
Taxation	(76,897)	(79,327)	(229,784)	(225,735)
Profit for the period	240,725	199,332	681,774	539,493

Profit attributable to:
Owners of the parent	237,264	196,338	670,391	527,497
Non-controlling interest	3,461	2,994	11,383	11,996
	240,725	199,332	681,774	539,493

Earnings per share
Basic and diluted earnings per share (ZAR)	7.68	6.34	21.70	17.04

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

	As of November 30, 2024	As of February 29, 2024	As of November 30, 2023
	(Rand Thousands)
ASSETS
Non-current assets
Property, plant and equipment[4]	2,357,611	2,032,794	1,982,755
Capitalized commission assets	456,171	374,521	352,883
Intangible assets	78,642	83,123	82,254
Goodwill	215,867	227,380	223,946
Loans to related parties	-	28,200	25,800
Long-term other receivables and prepayments	41,671	18,831	19,672
Non-current financial asset	-	-	388
Deferred tax assets[6]	115,739	81,903	66,421
Total non-current assets	3,265,701	2,846,752	2,754,119
Current assets
Inventories	3,796	6,582	41,393
Trade and other receivables and prepayments	581,938	985,398	519,104
Income tax receivables	13,517	8,714	9,105
Cash and cash equivalents	921,736	459,527	781,980
Total current assets	1,520,987	1,460,221	1,351,582
Total assets	4,786,688	4,306,973	4,105,701
EQUITY AND LIABILITIES
Equity
Share capital	7,131,059	7,142,853	7,142,853
Treasury shares	-	(23,816)	-
Capital reserve[1,3]	(3,609,451)	(3,582,568)	(3,582,568)
Common control reserve[2]	(2,709,236)	(2,709,236)	(2,709,236)
Foreign currency translation reserve	246,111	330,812	281,778
Retained earnings	1,861,451	1,803,482	1,592,791
Equity attributable to equity holders of parent	2,919,934	2,961,527	2,725,618
Non-controlling interest	45,994	40,935	45,190
Total equity	2,965,928	3,002,462	2,770,808
Liabilities
Non-current liabilities
Term loans[5,7]	283,552	41,645	43,328
Lease liabilities	118,260	131,285	129,824
Deferred revenue	126,317	121,302	121,467
Deferred tax liabilities	73,708	69,840	60,574
Total non-current liabilities	601,837	364,072	355,193
Current liabilities
Term loans[5,7]	36,720	6,534	7,387
Trade and other payables	575,285	446,284	475,699
Loans from related parties	355	924	901
Lease liabilities	73,058	63,055	68,776
Deferred revenue	343,687	325,848	320,135
Bank overdraft	65,810	23,362	-
Income tax payables	123,054	73,375	105,580
Provision for warranties	954	1,057	1,222
Total current liabilities	1,218,923	940,439	979,700
Total liabilities	1,820,760	1,304,511	1,334,893
Total equity and liabilities	4,786,688	4,306,973	4,105,701

1.	The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion, offset by the ZAR0.4 billion previously reported in the non-controlling interest reserve line item. The ZAR0.4 billion relates to the net asset value of the 95,350,657 Cartrack minority shares bought by Karooooo.

2.	The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

3.	Included in capital reserves are ZAR12 million relating to the cancellation of Karooooo’s treasury shares and ZAR11.4 million of capital reserve relating to the repurchase and cancellation of Karooooo Logistics’s ordinary shares.

4.	Included in property, plant and equipment are:

	As of November 30, 2024	As of February 29, 2024	As of November 30, 2023
	(Rand Thousands)
Capitalized telematics devices – Work in progress	134,219	130,511	155,515
Capitalized telematic devices – Uninstalled	259,987	215,539	214,716
Capitalized telematic devices – Installed	1,240,005	1,032,250	983,961
Construction of South African Central Office	321,708	266,870	230,787

5.	In June 2024, The Standard Bank of South Africa Limited extended a loan of ZAR 250 million to Purple Rain Properties No. 444 Proprietary Limited (the owner of the regional South Africa central office) at the South Africa Prime Interest Rate less 1.5%. The loan will mature on 21 December 2025 and these funds were used to settle an intercompany loan from Cartrack Pty Ltd.

6.	The movement in deferred tax assets reflects the recognition past tax losses by now-profitable entities and temporary differences between tax and accounting profits within group entities.

7	In September 2024, Cartrack Portugal, S.A., secured a EUR2 million loan from Banco Comercial Português, S.A. The loan bears an interest rate of 6-month Euribor rate plus 0.75%, with repayments scheduled over a seven-year period.

KAROOOOO LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2024	2023	2024	2023
	(Rand Thousands)
Net cash flows from operating activities	442,420	442,851	1,672,782	1,086,929
Net cash flows utilized by investing activities	(268,604)	(293,845)	(789,081)	(736,774)
Net cash flows utilized by financing activities	12,438	(17,548)	(414,380)	(553,845)
Net cash and cash equivalents movements for the period	186,254	131,458	469,321	(203,690)
Cash and cash equivalents as at the beginning of the period	674,324	651,115	436,165	965,750
Translation differences on cash and cash equivalents	(4,652)	(593)	(49,560)	19,920
Total cash and cash equivalents at the end of the period	855,926	781,980	855,926	781,980

KAROOOOO LTD.
RECONCILIATION OF FREE CASH FLOW (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2024	2023	2024	2023
	(Rand Thousands)
Net cash generated from operating activities	442,420	442,851	1,672,782	1,086,929
Less: purchase of property, plant and equipment[1]	(254,811)	(280,400)	(750,669)	(699,233)
Free Cash Flow (a non-IFRS measure)	187,609	162,451	922,113	387,696

1.	For the quarter ended November 30, 2024, included in the purchase of property, plant and equipment are development cost of ZAR 6 million (November 30, 2023: ZAR 68 million) for the new South African Central Office in Rosebank, Johannesburg.

KAROOOOO LTD.
RECONCILIATION OF PROFIT FOR THE PERIOD TO ADJUSTED EBITDA (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2024	2023	2024	2023
	(Rand Thousands)
Profit for the period	240,725	199,332	681,774	539,493
Taxation	76,897	79,327	229,784	225,735
Finance income	(8,824)	(8,203)	(33,745)	(28,368)
Finance costs	16,784	4,250	34,244	9,406
Offering costs	(407)	-	15,063	-
Depreciation of property, plant and equipment and amortization of intangible assets	176,073	153,168	503,368	480,996
Adjusted EBITDA (a non-IFRS measure)	501,248	427,874	1,430,488	1,227,262
Profit margin	21%	18%	20%	17%
Adjusted EBITDA margin (a non-IFRS measure)	43%	40%	43%	39%

KAROOOOO LTD.
BASIC AND DILUTED EARNINGS PER SHARE AND

ADJUSTED EARNING PER SHARE (A NON-IFRS MEASURE)

(UNAUDITED)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2024	2023	2024	2023
	(Rand Thousands)
Reconciliation between basic earnings and adjusted earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	237,264	196,338	670,391	527,497
Adjust for:
Offering costs	(407)	-	15,063	-
Adjusted profit attributable to ordinary shareholders (a non-IFRS measure)	236,857	196,338	685,454	527,497

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,893	30,951	30,895	30,951

Basic and diluted earnings per share	7.68	6.34	21.70	17.04

Adjusted basic and diluted earnings per share[1] (a non-IFRS measure)	7.67	6.34	22.19	17.04

1.	Adjusted earnings per share, (a non-IFRS measure) is defined as, earnings per share defined by IFRS excluding the impact of specific non-recurring operational expenses as outlined in the reconciliation.

CONSTANT CURRENCY (A NON-IFRS MEASURE)

Constant currency information has been presented to illustrate the impact of changes in currency rates on the group’s results. The tables below provide the unaudited constant currency reconciliation to the reported measure for the periods presented.

Three Months and Nine Months Ended November 30, 2024

The constant currency information has been determined by adjusting the current financial reporting period results to the results reported for the three months and nine months ended November 30, 2023, as applicable using the average of the monthly exchange rates applicable to that period. The measurement has been performed for each of the group’s operating currencies.

SUBSCRIPTION REVENUE

	Three Months Ended November 30,
	2024	2023	Quarter- on-Quarter Change
	(Rand Thousands)		Percentage
Subscription revenue as reported	1,031,942	903,915	14%
Conversion impact of other currencies	10,809	-
Subscription revenue on a constant currency basis	1,042,751	903,915	15%

TOTAL REVENUE

	Three Months Ended November 30,
	2024	2023	Quarter- on-Quarter Change
	(Rand Thousands)		Percentage
Total revenue as reported	1,159,390	1,080,143	7%
Conversion impact of other currencies	11,038	-
Total revenue on a constant currency basis	1,170,428	1,080,143	8%

SUBSCRIPTION REVENUE

	Nine Months Ended November 30,
	2024	2023	Year- on-Year Change
	(Rand Thousands)		Percentage
Subscription revenue as reported	2,981,695	2,600,643	15%
Conversion impact of other currencies	19,485	-	-
Subscription revenue on a constant currency basis	3,001,180	2,600,643	15%

TOTAL REVENUE

	Nine Months Ended November 30,
	2024	2023	Year- on-Year Change
	(Rand Thousands)		Percentage
Total revenue as reported	3,347,936	3,117,143	7%
Conversion impact of other currencies	19,935	-	-
Total revenue on a constant currency basis	3,367,871	3,117,143	8%

DEFINITIONS

Adjusted Earnings per Share

Adjusted earnings per share, (a non-IFRS measure) is defined as, earnings per share defined by IFRS excluding the impact of specific non-recurring operational expenses as outlined in the reconciliation.

Adjusted EBITDA

We define Adjusted EBITDA (a non-IFRS measure) as profit less finance income, plus finance costs, taxation, depreciation and amortization, plus impact of non-recurring operational expenses, if any. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA Margin

We define Adjusted EBITDA Margin (a non-IFRS measure) as Adjusted EBITDA (a non-IFRS measure) divided by revenue. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA Margin (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA Margin in our operational and financial decision-making and believe Adjusted EBITDA Margin is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

Delivery-as-a-service Revenue (DaaS)

We define Delivery-as-a-Service (DaaS) revenue as the total revenue generated from last-mile delivery services, including subscription-based revenue associated with these services.

Annualized Delivery-as-a-service Revenue (DaaS)

DaaS Revenue (a non-IFRS) measure) is defined as the annualized business to business (B2B) delivery-as-a-service revenue during the month and multiplying by twelve.

Annualized Recurring Revenue (SaaS ARR)

SaaS ARR (a non-IFRS measure) is defined as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by twelve.

Average Revenue per Subscriber per month (ARPU)

ARPU (a non-IFRS measure) is calculated on a quarterly basis by dividing the cumulative subscription revenue for the quarter by the average of the opening subscriber balance at the beginning of the quarter and closing subscriber balance at the end of the quarter and dividing this by three.

Cartrack Holdings (“Cartrack”)

Earnings per share

Basic earnings per share in accordance with IFRS.

Free Cash Flow and Adjusted Free Cash Flow

We define Free Cash Flow (a non-IFRS measure) as net cash generated from operating activities less purchases of property, plant and equipment. In addition to our results determined in accordance with IFRS, we believe Free Cash Flow (a non-IFRS measure), is useful in evaluating our operating performance. We believe that Free Cash Flow is a useful indicator of liquidity and the ability of the group to turn revenues into Free Cash Flow, respectively, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property, plant and equipment, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Free Cash Flow to net cash generated operating activities and net cash generated from operating activities as a percentage of revenue, their most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Rule of 60

The sum of revenue growth and adjusted EBITDA margin for a reporting period sum to greater than 60.

Unit economics

These are non-IFRS financial measures that are used as reference of Cartrack’s performance.

Lifetime value (LTV of a Customer) of customer relationships to customer acquisition costs (CAC)

We calculate the LTV of our customer relationships as of a measurement date by dividing (i) the product of our subscription revenue gross margin measured over the past twelve months, and the difference between our current period SaaS ARR and prior comparative period (twelve months) SaaS ARR by (ii) the percentage of SaaS ARR lost as a result of customer churn over the past twelve months. We calculate our CAC as our annual sales and marketing expense measured over the past twelve months.

Lifetime value (LTV of a Subscriber), cost of acquiring a subscriber (CAS) and cost of servicing a subscriber (CSS)

It is important to distinguish between the subscriber contract life cycle (the life cycle of a vehicle or other equipment on our connected cloud) and the customer lifecycle (one customer normally has multiple ongoing subscriber contract life cycles as customers de-fleet and re-fleet their vehicle parc and other equipment on our connected cloud).

We calculate the LTV of a subscriber by multiplying the ARPU with the expected contract life cycle months, multiplied by the subscription revenue gross margin percentage, which is defined as gross profit relating to subscription revenue divided by subscription revenue.

We calculate CAS, which is calculated on a per subscriber basis, as (i) sales and marketing expenses, plus (ii) sales commissions, plus (iii) cost of installing IoT equipment, divided by (iv) the average subscriber base for such period.

We calculate CSS, which is calculated on a per subscriber basis, as (i) operating expenses excluding estimated general business expansion costs, plus (ii) costs of sales that relates to subscription revenue, less (iii) all costs used to calculate CAS, divided by (iv) the average subscriber balance for such period.

We estimate our long-term unit economics operational profit by multiplying (i) the product of the expected life cycle of a subscriber on our connected cloud by ARPU, minus (ii) CAS added to the product of the expected life cycle of a subscriber on our connected cloud by CSS.

Forward-Looking Statements

The information in this announcement (which includes any oral statements made in connection therewith, as applicable) includes “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects, including outlook statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate, the effect of acquisitions and operating decisions on us may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate, the effect of acquisitions and operating decisions on us are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Factors that could cause actual results to vary from projected results include, but are not limited to:

●	our ability to acquire new customers and retain existing customers;

●	our ability to acquire new subscribers and retain existing subscribers;

●	our expectations regarding the effects of a pandemic or widespread outbreak of an illness, the Russia-Ukraine conflict, geopolitical tensions or other regional events such as recent civil unrest in Mozambique and similar macroeconomic events, including financial distress caused by recent or potential bank failures, global supply chain challenges, foreign currency fluctuations, elevated inflation and interest rates and monetary policy changes, upon our and our customers’ and partners’ respective businesses;

●	our anticipated growth strategies, including our ability to increase sales to existing customers, the introduction of new solutions and international expansion;

●	our ability to adapt to rapid technological change in our industry;

●	our dependence on cellular networks;

●	competition from industry consolidation;

●	market adoption of software-as-a-service (“SaaS”) fleet management platform;

●	automotive market conditions and the evolving nature of the automotive industry towards autonomous vehicles;

●	expected changes in our profitability and certain cost or expense items as a percentage of our revenue;

●	our dependence on certain key component suppliers and vendors;

●	our ability to maintain or enhance our brand recognition;

●	our ability to maintain our key personnel or attract, train and retain other highly qualified personnel;

●	the impact and evolving nature of laws and regulations relating to the internet, including cybersecurity and data privacy;

●	our ability to protect our intellectual property and proprietary technologies and address any infringement claims;

●	significant disruption in service on, or security breaches of, our websites or computer systems;

●	dependence on third-party technology and licenses;

●	fluctuations in the value of the South African rand and inflation rates in the countries in which we conduct business;

●	our ability to access the capital markets in the future; and

●	other risk factors discussed under “Risk Factors” in our latest Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

You are cautioned not to place undue reliance on any forward-looking statements. We disclaim any duty to update and do not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this announcement.

Non-IFRS Financial Measures

This announcement includes certain non-IFRS financial measures. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative or superior to IFRS measures. You should be aware that our announcement of these measures may not be comparable to similarly titled measures used by other companies.

Market and Industry Data

We include statements and information in this announcement concerning our industry ranking and the markets in which we operate, including our general expectations and market opportunity, which are based on information from independent industry organizations and other third-party sources (including a third-party market study, industry publications, surveys and forecasts). While Karooooo believes these third-party sources to be reliable as of the date of this announcement, we have not independently verified any third-party information and such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate, and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of risks. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks and Trade Names

In our key markets, we have rights to use, or hold, certain trademarks relating to Cartrack, or the respective applications for trademark registration are underway. We do not hold or have rights to any other additional patents, trademarks or licenses, that, if absent, would have had a material adverse effect on our business operations. Solely for convenience, trademarks and trade names referred to in this announcement may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this announcement is the property of its respective holder.